

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 28, 2016

VIA E-mail
Mr. John P. McLaughlin
President and Chief Executive Officer
PDL BioPharma, Inc.
932 Southwood Boulevard,
Incline Village, Nevada 89451

      Re: PDL BioPharma, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 23, 2016
              File No. 000-19756

Dear Mr. McLaughlin:

      We have reviewed your October 5, 2016 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2016 letter.

Notes to Consolidated Financial Statements
7. Notes and Other Long-Term Receivables, page 77

1.   We acknowledge your response to prior comment 1. In your proposed disclosure, you quantify the amount of notes receivable on non-accrual status as of both December 31, 2015 and 2014. Based on the amounts disclosed, it appears that you are only including your Wellstat Diagnostics and Hyperion notes receivable in the non-accrual totals. It is unclear why you have not also included the Direct Flow Medical note receivable in your non-accrual totals give your disclosure on page 81 that as of December 31, 2015 you determined this note to be impaired and ceased to accrue interest revenue. Please confirm that when providing this disclosure in your future filings, you will include all notes receivable for which you have ceased accruing interest.

2.   As a related matter, your proposed disclosure in response to prior comment 1 indicates that you may make exceptions to your non-accrual policy if the investment has sufficient

collateral value and is in the process of collection. Please confirm that in future filings you will quantify the amount of notes receivable that are past due 90 days or more and still accruing interest pursuant to ASC 310-10-50-7(b).

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Angela M. Connell, Accounting Branch Chief, at (202) 551-3426 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance